Exhibit 99.1

ARC Resources Ltd. Announces Strong First Quarter Results with Record Production

CALGARY, April 28, 2016 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") is pleased to report its first quarter 2016 operating and financial results. First quarter production averaged 124,224 boe per day and funds from operations were $150.1 million ($0.43 per share). ARC's unaudited Condensed Interim Consolidated Financial Statements and Notes ("financial statements"), as well as ARC's Management's Discussion and Analysis ("MD&A") for the three months ended March 31, 2016 and 2015, are available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.

	Three Months Ended March 31
	2016	2015
FINANCIAL
(Cdn$ millions, except per share and boe amounts)
Funds from operations (1)	150.1	191.5
Per share (2)	0.43	0.57
Net income (loss)	64.1	(1.7)
Per share (2)	0.18	(0.01)
Dividends	69.9	101.6
Per share (2)	0.20	0.30
Capital expenditures, before land and net property acquisitions (dispositions)	59.1	129.5
Total capital expenditures, including land and net property acquisitions (dispositions)	74.2	119.9
Net debt outstanding (3)	868.4	950.5
Shares outstanding, weighted average diluted	348.9	333.2
Shares outstanding, end of period	349.8	339.3
OPERATING
Production
Crude oil (bbl/d)	34,852	35,851
Condensate (bbl/d)	3,442	3,591
Natural gas (MMcf/d)	489.7	459.6
NGLs (bbl/d)	4,319	4,314
Total (boe/d) (4)	124,224	120,354
Average realized prices, prior to hedging
Crude oil ($/bbl)	38.64	48.73
Condensate ($/bbl)	42.07	49.12
Natural gas ($/Mcf)	2.05	3.05
NGLs ($/bbl)	8.42	16.07
Oil equivalent ($/boe) (4)	20.39	28.2
Operating netback ($/boe) (5)
Commodity and other sales	20.45	28.31
Royalties	(1.62)	(2.80)
Transportation expenses	(2.20)	(2.36)
Operating expenses	(6.10)	(7.24)
Netback before hedging	10.53	15.91
Realized hedging gain	6.04	4.12
Netback after hedging	16.57	20.03
TRADING STATISTICS (6)
High price	20.16	25.87
Low price	14.43	20.75
Close price	18.89	21.76
Average daily volume (thousands)	2,394	1,944
(1)	Refer to Note 8 "Capital Management" in ARC's financial statements as at and for the three months ended March 31, 2016 and to the sections entitled, "Funds from Operations" and "Capitalization, Financial Resources and Liquidity" contained within ARC's MD&A.
(2)	Per share amounts (with the exception of dividends) are based on weighted average diluted shares.
(3)	Refer to Note 8 "Capital Management" in ARC's financial statements as at and for the three months ended March 31, 2016 and to the section entitled, "Capitalization, Financial Resources and Liquidity" contained within ARC's MD&A.
(4)	We have adopted the standard 6 Mcf: 1 barrel when converting natural gas to boe. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf per barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(5)	Operating netback does not have a standardized meaning under Canadian GAAP or IFRS. See "Non-GAAP Measures" contained within ARC's MD&A.
(6)	Trading prices are stated in Canadian dollars and based on intra-day trading.

"ARC achieved superb operating results in the first quarter of 2016," stated Myron Stadnyk, President and CEO. "Production for the quarter was a record 124,224 boe per day as we focused on sustaining our business in northeast British Columbia by keeping our facilities full. We continue to invest in key long-term, profitable projects, including our Dawson Phase III gas processing and liquids-handling facility, and the delineation of our large, prospective Montney land base at Attachie. We are realizing excellent operating and capital efficiencies as we drill longer extended-reach wells and achieve some of the top-producing oil wells in the Western Canadian Sedimentary Basin. Through this, ARC is actively managing its debt levels and capital investment with a long-term approach. As a result, ARC's first quarter capital program was fully funded out of cash flow, and positive net cash flow was generated across all of our operating districts. These results demonstrate ARC's ability to maintain a strong balance sheet, at a low in the commodity price cycle, while continuing to provide value for our shareholders."

FINANCIAL AND OPERATING HIGHLIGHTS

•	ARC achieved record first quarter 2016 production of 124,224 boe per day, four per cent higher than the fourth quarter of 2015 and three per cent higher than the first quarter of 2015. First quarter 2016 natural gas production of 490 MMcf per day was seven per cent higher compared to the first quarter of 2015, which is largely the result of production from new wells flowing through the Sunrise gas plant, which came on-stream mid-way through the third quarter of 2015. Crude oil and liquids production of 42,613 barrels per day was down three per cent compared to the first quarter of 2015, due to the sale of approximately 1,800 boe per day during the last half of 2015 and lower capital activity in response to depressed crude oil prices. The lower crude oil production was partially offset by the first full-quarter of production from new wells flowing through the expanded Tower oil battery, which was commissioned mid-way through the fourth quarter of 2015. ARC expects production to decline through the year with full-year average production expected to be within the guided production range of 116,000 to 120,000 boe per day, resulting in modest year-over-year growth.
•	First quarter 2016 commodity sales revenue of $231.2 million was down 25 per cent relative to the first quarter of 2015. Higher first quarter 2016 production was offset by significantly lower crude oil and natural gas prices. Crude oil and natural gas prices were down 21 per cent (Edmonton Par) and 28 per cent (AECO), respectively, relative to the first quarter of 2015.
•	First quarter 2016 funds from operations were $150.1 million ($0.43 per share), down 25 per cent from the fourth quarter of 2015 and down 22 per cent from the first quarter of 2015 as a result of lower realized crude oil and natural gas prices, partially offset by higher natural gas production volumes. The decline in first quarter 2016 crude oil and natural gas prices was partially offset by realized gains on crude oil and natural gas hedging contracts of $68.9 million. ARC's risk management program continues to provide significant protection of cash flows and supports ARC's long-term business plans. ARC currently has approximately 173,400 MMbtu per day of natural gas hedged with collars and swaps for the remainder of 2016; 10,000 barrels per day of oil hedged with collars and swaps for the second quarter of 2016; and 15,000 barrels per day of oil hedged with collars and swaps for the second half of 2016. The fair value of ARC's risk management contracts at March 31, 2016 was a net asset of $402.7 million. See the Risk Management section of this release for additional details.
•	ARC recorded net income of $64.1 million ($0.18 per share) in the first quarter of 2016 compared to a net loss of $1.7 million ($0.01 per share) in the first quarter of 2015. The increase in net income relative to the first quarter of 2015 was primarily the result of increased unrealized foreign exchange gains, lower depletion, depreciation, amortization and impairment expense, and a reduction in income taxes. Partially offsetting these items, in addition to the factors decreasing funds from operations, were reduced unrealized gains recognized on ARC's risk management contracts during the period. See the Net Income (Loss) section of this release for additional details.
•	First quarter 2016 capital expenditures, before land and net property acquisitions and dispositions, totalled $59.1 million and were focused primarily on ARC's Montney assets in northeast British Columbia. ARC drilled eight operated wells in the first quarter of 2016 (five natural gas wells, two liquids-rich wells, and one service well). Capital spending in the quarter was directed at keeping ARC's northeast British Columbia facilities at capacity, progressing construction of the Dawson Phase III gas processing and liquids-handling facility, and continuing to delineate ARC's large land base at Attachie.
•	ARC executed a strong optimization program during the first quarter of 2016, offsetting base declines and providing additional cash flow. The continued focus on optimization across ARC's asset base has proven to be highly effective and profitable, as projects provide favourable economics and meaningful production additions with relatively small capital investment. Optimization of operations has helped ARC mitigate downtime, reduce declines, and reduce operating costs across our operating districts.
•	ARC continues to actively manage its cost structure by identifying opportunities to reduce operating costs where appropriate. ARC's first quarter 2016 operating costs of $6.10 per boe were 16 per cent lower than the first quarter of 2015. Lower operating costs were attributed to the addition of new Montney production at lower relative costs to operate, lower power prices throughout the period, and diligent cost control efforts. ARC has reduced operating costs on a per boe basis by 40 per cent since 2009.
•	During the first quarter of 2016, ARC's general and administrative ("G&A") costs were $2.81 per boe, 184 per cent higher than the first quarter of 2015, as a result of a 50 per cent decrease in capitalized G&A and overhead recoveries and higher costs associated with ARC's share-based compensation plans due to the increase in ARC's share price and improved total returns relative to our peers. In the first quarter of 2016, there were severance costs associated with reducing the size of ARC's workforce.
•	ARC continues to enhance our low-cost, high-value Montney production base, which today represents nearly 80 per cent of total corporate production. The transition is resulting in greater operating and capital efficiencies, which is further supported by the operation of our own facilities. The success of ARC's ongoing transition is demonstrated by the strong performance of our Montney wells as we continue to optimize completions designs, apply new technologies and work closely with our service providers to reduce costs. We are leveraging these learnings and applying them across our portfolio. Today, ARC has a land position of approximately 1,200 net Montney sections.
•	ARC closed the quarter with a strong balance sheet including $868.4 million of net debt outstanding, $116.7 million lower than at December 31, 2015. At March 31, 2016, ARC had available cash and credit of approximately $1.4 billion, taking into account ARC's working capital surplus. The net debt to 2016 annualized funds from operations ratio was 1.4 times and net debt was approximately 12 per cent of ARC's total capitalization at the end of the first quarter; both metrics are within ARC's target levels.
•	Alberta's Modernized Royalty Framework ("MRF") was introduced on January 29, 2016, with further details released on April 21, 2016. These details provide the necessary information to understand the economics for oil and gas producers to invest in Alberta. The economics of drilling in our Ante Creek Montney and our Pembina Cardium plays, within expected price ranges, are relatively consistent with the previous Alberta Royalty Framework ("ARF"). Production from wells drilled prior to January 1, 2017 will continue on the ARF for 10 years before transitioning to the MRF. In the first quarter of 2016, production in Alberta contributed less than 30 per cent to ARC's total corporate production.
•	For additional commentary on ARC's first quarter 2016 financial and operating results, please view the following videos: "Myron's Minute" and "Q1 2016 Review" at www.arcresources.com/investors.

ECONOMIC ENVIRONMENT

ARC's 2016 financial and operating results were impacted by commodity prices and foreign exchange rates which are outlined in the following table.

Selected Benchmark Prices and Exchange Rates (1)	Three Months Ended March 31
	2016	2015	% Change
Brent (US$/bbl)	35.21	55.11	(36)
WTI oil (US$/bbl)	33.63	48.57	(31)
Edmonton Par (Cdn$/bbl)	40.90	51.85	(21)
NYMEX Henry Hub (US$/MMbtu)	2.09	2.98	(30)
AECO natural gas (Cdn$/Mcf)	2.11	2.95	(28)
Cdn$/US$ exchange rate	1.37	1.24	10
(1)	The benchmark prices do not reflect ARC's realized sales prices. For average realized sales prices, refer to Table 13 in ARC's MD&A for the three months ended March 31, 2016 and 2015. Prices and exchange rates presented above represent averages for the respective periods.

Global crude oil prices continued to decline at the onset of the first quarter of 2016 as market oversupply remained a concern, with inventories showing no real signs of contraction and as new Iranian production entered the market. As the quarter progressed, crude oil prices experienced a modest rebound, as data signaled that US crude oil production volumes were declining. In the first quarter of 2016, the WTI benchmark price averaged 20 per cent lower than the fourth quarter of 2015 and 31 per cent lower than the first quarter of 2015. ARC's crude oil price is primarily referenced to the Edmonton Par benchmark price, which decreased 23 per cent compared to the fourth quarter of 2015, and 21 per cent compared to the first quarter of 2015. The differential between WTI and Edmonton Par widened in the first quarter of 2016 to average a discount of US$3.84, 52 per cent greater than the fourth quarter of 2015 and 43 per cent lower than the first quarter of 2015.

North American natural gas prices, referenced by the average NYMEX Henry Hub price, decreased eight per cent relative to the fourth quarter of 2015 and 30 per cent compared to the first quarter of 2015. ARC's realized natural gas price is primarily referenced to the AECO hub, which was 20 per cent lower in the first quarter of 2016 compared to the fourth quarter of 2015 and 28 per cent lower compared to the first quarter of 2015. The deterioration of natural gas prices was largely the result of significantly warmer continental weather through the winter months, which reduced normal seasonal residential and commercial demand. As a result, North American storage levels were at record highs entering the injection season. The muted winter heating demand was partially offset by strong natural gas power-generation demand in the US and a continued increase in exports to Mexico. Near-term uncertainty with demand and storage surpluses is expected to result in continued downward pressure on natural gas prices through the summer months.

Subsequent to March 31, 2016, AECO natural gas prices have continued to deteriorate. Oversupply continues to be a concern as Canadian inventories remain high.

The Canadian dollar remained weak relative to the US dollar during the first quarter of 2016 averaging US$0.73 (Cdn$/US$1.37). As the US Federal Reserve tempered expectations of an interest rate increase in the United States, the Canadian dollar ended the quarter in a relatively stronger position.

FINANCIAL REVIEW

Funds from Operations

ARC's first quarter 2016 funds from operations of $150.1 million ($0.43 per share) were down 22 per cent relative to the first quarter of 2015. While first quarter 2016 production increased relative to the same period in 2015, significantly lower first quarter 2016 crude oil and natural gas prices more than offset the gains realized from higher natural gas production in the period. Increased G&A expenses also reduced funds from operations primarily as a result of lower capitalized G&A and overhead recoveries due to lower capital spending; and higher costs associated with ARC's share-based compensation plans due to the increase in ARC's share price and improved total return relative to its peers at March 31, 2016. The impact of lower commodity prices on revenue was partially offset by higher realized gains on ARC's commodity hedge program, lower operating costs, lower royalties, and lower current income taxes due to reduced taxable income in 2016.

The following table details the change in funds from operations for 2016 relative to 2015.

	Three Months Ended March 31
	$ millions	$/Share (2)
Funds from operations – 2015 (1)	191.5	0.57
Volume variance
Crude oil and liquids	(3.1)	(0.01)
Natural gas	9.8	0.03
Price variance
Crude oil and liquids	(37.2)	(0.11)
Natural gas	(44.4)	(0.13)
Other revenue	(0.5)	—
Realized gain on risk management contracts	23.7	0.07
Royalties	12.1	0.03
Expenses (recoveries)
Transportation	0.8	—
Operating	9.4	0.03
G&A	(20.9)	(0.06)
Interest	(0.2)	—
Current tax	9.3	0.03
Realized gain on foreign exchange	(0.2)	—
Diluted shares	—	(0.02)
Funds from operations – 2016 (1)	150.1	0.43
(1)	Refer to Note 8 "Capital Management" in ARC's financial statements as at and for the three months ended March 31, 2016 and to the sections entitled, "Funds from Operations" and "Capitalization, Financial Resources and Liquidity" contained within ARC's MD&A.
(2)	Per share amounts are based on weighted average diluted shares.

Net Income (Loss)

ARC recorded net income of $64.1 million ($0.18 per share) in the first quarter of 2016 compared to a net loss of $1.7 million ($0.01 per share) in the first quarter of 2015. The increase in net income relative to the first quarter of 2015 was the result of an increase in unrealized foreign exchange gains of $155.7 million recognized on the revaluation of ARC's US dollar-denominated debt, a reduction of $44.5 million recorded to ARC's depletion, depreciation, amortization and impairment accounts as a result of both the downward revision to ARC's estimated future development costs at year-end 2015 and no impairment recorded in the current period, and a reduction of $6.5 million in deferred taxes. Partially offsetting these items, in addition to the factors decreasing funds from operations, was a reduction of $84.9 million to the unrealized gains recognized on ARC's risk management contracts. See the Net Income (Loss) section of ARC'S MD&A for the three months ended March 31, 2016 and 2015 for additional details.

Operating Netbacks

ARC's first quarter 2016 operating netbacks of $10.53 per boe before hedging and $16.57 per boe after hedging were 34 per cent and 17 per cent lower, respectively, than the first quarter of 2015, predominantly due to lower crude oil and natural gas prices.

ARC's first quarter 2016 total corporate royalty rate of 7.9 per cent ($1.62 per boe) was down from 9.9 per cent ($2.80 per boe) in the first quarter of 2015. The decrease reflects the sliding scale effect of decreased commodity prices on royalty rates, as well as the increase in ARC's natural gas production volume levels, which have lower royalty rates as compared to the rates applied to crude oil and liquids production volumes.

First quarter 2016 transportation costs of $2.20 per boe decreased seven per cent relative to the first quarter of 2015 with reduced trucking costs at the Parkland/Tower area, which became pipeline-connected for crude oil volumes in the second quarter of 2015 and pipeline-connected for NGLs volumes mid-way through the first quarter of 2016.

First quarter 2016 operating expenses of $6.10 per boe were 16 per cent lower than the first quarter of 2015. Lower per boe operating expenses were attributed to the addition of new Montney production at lower relative costs to operate, lower power prices in the period, the divestment of non-core assets with higher relative costs to operate throughout 2015, as well as diligent cost control efforts.

Risk Management

ARC has hedge contracts in place to protect prices on a portion of crude oil volumes for 2016 through 2017 and natural gas volumes for 2016 through 2020 at prices that support ARC's business plan.

During the first quarter of 2016, ARC realized cash gains of $26 million on crude oil hedging contracts. ARC currently has 10,000 barrels per day of crude oil production hedged with collars and swaps for the second quarter of 2016 and 15,000 barrels per day of crude oil production hedged with collars and swaps for the second half of 2016. Additional crude oil production is hedged for 2017. ARC's crude oil hedging portfolio also includes MSW basis swap contracts for 2016, fixing the discount between WTI and the mixed sweet crude grade price at Edmonton. Details relating to ARC's crude oil hedged volumes and prices for the period 2016 through 2017 are outlined in the table below.

During the first quarter of 2016, ARC realized cash gains of $42.9 million on natural gas hedging contracts. Approximately 30 per cent of natural gas production was hedged at NYMEX Henry Hub with an average floor price of US$4.00 per MMbtu, while market prices averaged US$2.09 per MMbtu. Approximately six per cent of natural gas production was hedged at AECO with an average swap price of Cdn$2.99 per GJ, while market prices averaged Cdn$2.00 per GJ. ARC has hedged approximately 173,400 MMbtu per day of natural gas production for the remainder of 2016 and a portion of natural gas production is hedged for the period 2017 through 2020. ARC's natural gas hedging portfolio includes AECO basis swap contracts which fix the AECO price received relative to the NYMEX Henry Hub price on a portion of its natural gas volumes for 2016 through 2020. ARC's natural gas hedges support long-term development economics for ARC's significant natural gas resource base. Details relating to ARC's natural gas hedged volumes and prices for the period 2016 through 2020 are outlined in the table below.

ARC will continue to take positions in natural gas, crude oil, foreign exchange rates, power and interest rates, as appropriate, to provide greater certainty over future cash flows. For a complete listing and terms of ARC's hedging contracts as at March 31, 2016, see Note 9 "Financial Instruments and Market Risk Management" in ARC's financial statements as at and for the three months ended March 31, 2016.

Hedge Positions Summary (1)
As at April 28, 2016	Q2 2016		H2 2016		2017		2018		2019		2020
Crude Oil – WTI (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	—	—	50.00	3,000	52.24	5,000	—	—	—	—	—	—
Floor	—	—	40.00	3,000	41.00	5,000	—	—	—	—	—	—
Sold Floor	—	—	—	—	30.00	2,000	—	—	—	—	—	—
Swap	—	—	42.10	2,000	—	—	—	—	—	—	—	—
Crude Oil – Cdn$ WTI (3)	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day
Ceiling	83.38	3,000	83.38	3,000	83.38	1,488	—	—	—	—	—	—
Floor	70.00	3,000	70.00	3,000	70.00	1,488	—	—	—	—	—	—
Swap	77.20	7,000	77.20	7,000	—	—	—	—	—	—	—	—
Total Crude Oil Volumes Hedged (bbl/day)		10,000		15,000		6,488		—		—		—

Crude Oil – MSW (Differential to WTI)(4)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Swap	(3.72)	10,000	(3.72)	10,000	—	—	—	—	—	—	—	—

Natural Gas – NYMEX Henry Hub (5)	US$/MMbtu	MMbtu/day	US$/MMbtu	MMbtu/day	US$/MMbtu	MMbtu/day	US$/MMbtu	MMbtu/day	US$/MMbtu	MMbtu/day	US$/MMbtu	MMbtu/day
Ceiling	4.79	105,000	4.79	105,000	4.81	145,000	4.92	90,000	5.00	40,000	—	—
Floor	4.00	105,000	4.00	105,000	4.00	145,000	4.00	90,000	4.00	40,000	—	—
Swap	4.00	40,000	4.00	40,000	—	—	—	—	—	—	—	—
Natural Gas – AECO(6)	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day
Ceiling	—	—	—	—	—	—	—	—	3.30	10,000	3.60	30,000
Floor	—	—	—	—	—	—	—	—	3.00	10,000	3.08	30,000
Swap	2.99	30,000	2.99	30,000	2.75	10,000	2.96	40,000	3.16	20,000	3.35	30,000
Total Natural Gas Volumes Hedged (MMbtu/day)		173,435		173,435		154,478		127,913		68,435		56,869

Natural Gas – AECO Basis	AECO/NYMEX	MMbtu/day	AECO/NYMEX	MMbtu/day	AECO/NYMEX	MMbtu/day	AECO/NYMEX	MMbtu/day	AECO/NYMEX	MMbtu/day	AECO/NYMEX	MMbtu/day
Swap (percentage of NYMEX)	90.30	140,000	90.30	140,000	89.70	145,000	84.90	90,000	83.70	40,000	—	—
Natural Gas – AECO Basis	US$/MMbtu	MMbtu/day	US$/MMbtu	MMbtu/day	US$/MMbtu	MMbtu/day	US$/MMbtu	MMbtu/day	US$/MMbtu	MMbtu/day	US$/MMbtu	MMbtu/day
Swap (differential to NYMEX)	—	—	—	—	(0.71)	25,000	(0.69)	45,000	(0.60)	35,000	(0.57)	35,000
Total AECO Basis Volumes Hedged (MMbtu/day)		140,000		140,000		170,000		135,000		75,000		35,000
(1)	The prices and volumes in this table represent averages for several contracts representing different periods. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. All positions are financially settled against the benchmark prices disclosed in Note 9 "Financial Instruments and Market Risk Management" in the financial statements as at and for the three months ended March 31, 2016.
(2)	Crude oil prices referenced to WTI.
(3)	Crude oil prices referenced to WTI, multiplied by the Bank of Canada monthly average noon day rate.
(4)	MSW differential refers to the discount between WTI and the mixed sweet crude grade at Edmonton, calculated on a monthly weighted average basis in US$.
(5)	Natural gas prices referenced to NYMEX Henry Hub last day settlement.
(6)	Natural gas prices referenced to AECO 7(a) index.

OPERATIONAL REVIEW

During the first quarter of 2016, ARC invested $59.1 million on capital development, before land and net acquisitions and dispositions, including drilling eight operated wells (five natural gas wells, two liquids-rich wells, and one service well), infrastructure spending at the Dawson Phase III gas processing and liquids-handling facility, and various optimization activities across ARC's asset base. Approximately 70 per cent of capital investment in the quarter was focused on ARC's low-cost, high-value northeast British Columbia Montney region, with spending directed at holding ARC's facilities in the region at capacity, progressing construction of the Dawson Phase III gas processing and liquids-handling facility, and continuing to delineate ARC's large land base at Attachie. ARC's first quarter 2016 capital program was fully funded out of cash flow, with positive net cash flow generated across all of our operating districts.

ARC achieved first quarter production of 124,224 boe per day. ARC's first quarter natural gas production was 490 MMcf per day (66 per cent of total production) and first quarter crude oil and liquids production was 42,613 barrels per day (34 per cent of total production). First quarter 2016 total production was four per cent higher relative to the fourth quarter of 2015. The increased production was attributed to excellent run-times at ARC's northeast British Columbia facilities due to warmer weather, highly effective optimization activities conducted across ARC's asset base, and the first full-quarter impact of new wells flowing through the expanded Tower oil battery, which was commissioned mid-way through the fourth quarter of 2015. ARC's corporate base decline rate remains at approximately 25 per cent. The combination of low decline and efficient replacement costs has resulted in a predictable and stable production base and associated cash flows. During the first quarter of 2016, ARC held all northeast British Columbia and Ante Creek facilities at capacity and continued to focus on development of its low-cost, high-value Montney assets, which today, make up nearly 80 per cent of total corporate production.

The continued transition towards the Montney is resulting in greater operating and capital efficiencies as we enhance our low-cost Montney production base. Excellent operating and capital efficiencies are further supported by operating our own facilities in the area, allowing ARC greater control over costs and pace of development. The success of ARC's ongoing transition is demonstrated by the strong performance of our Montney wells as we continue to optimize completions designs, apply new technologies and work closely with our service providers to reduce our costs. ARC continuously monitors market conditions to ensure its production gets to market at optimal pricing. By holding 100 per cent firm transportation commitments, proactively securing alternative marketing arrangements when necessary, and maintaining a diversified sales portfolio, ARC is positioned to mitigate its exposure to third-party outages and pipeline interruptions.

ARC's 2016 capital budget of $390 million will focus on balance sheet strength and long-term value creation through continued development of ARC's low-cost, high-value northeast British Columbia Montney assets. ARC expects to spend approximately 75 per cent of its 2016 capital budget in northeast British Columbia. The budget will allow ARC to keep facilities at capacity at Dawson, Sunrise and Parkland/Tower, while advancing key strategic projects at Dawson and Attachie. Full-year 2016 annual average production is expected to be in the range of 116,000 to 120,000 boe per day. ARC will continue to screen projects for profitability in a disciplined manner and as such, capital plans and spending may be revised throughout 2016 in response to market conditions.

Parkland/Tower

ARC's Parkland/Tower property, located in the Montney play in northeast British Columbia, consists of 43 net sections at Tower, which produce predominantly light oil and condensate with liquids-rich associated gas; and 37 net sections at Parkland, which produce predominantly liquids-rich gas. With contiguous lands, these areas share ARC-operated infrastructure.

Parkland/Tower first quarter 2016 production averaged 29,350 boe per day (45 per cent crude oil and liquids and 55 per cent natural gas), a 24 per cent increase from the fourth quarter of 2015. Increased production is the result of new Tower wells coming on-stream, as well as a full quarter of production flowing through the expanded oil battery, which was commissioned in mid-November of 2015. Liquids production in the area increased over 35 per cent in the first quarter of 2016 relative to the fourth quarter of 2015, facilitated by the oil battery expansion and exceptionally strong initial well performance of new wells. Liquids production averaged 12,530 barrels per day in the first quarter of 2016.

During the first quarter of 2016, ARC spent approximately $3 million on capital activities at Parkland/Tower, which included finishing completions on the eight-well 7-12 Tower pad. These extended-reach wells are ARC's longest wells drilled to-date. New production from the area was brought on-stream in the quarter as facility capacity became available. A continued focus on execution efficiency in the Parkland/Tower area has not only allowed ARC to capture cost savings, but to advance learnings in the play and further improve well performance. Well performance at Tower continues to be exceptional, ranking amongst the top oil wells in the Western Canadian Sedimentary Basin.

Sunrise

ARC has a land position of 32 net sections at Sunrise, a dry natural gas Montney play in northeast British Columbia. With a significant natural gas resource base, high well deliverability combined with low capital requirements and operating costs, Sunrise continues to provide high rates of return despite relatively low natural gas prices. First quarter 2016 Sunrise production was approximately four per cent higher compared to the fourth quarter of 2015. The increase is the result of exceptional run-times at the Sunrise gas plant and continued strong well performance.

During the first quarter of 2016, ARC spent a total of $7 million on capital activities at Sunrise to drill the final three operated natural gas wells on the eight-well 2-25 pad, which was initiated in the fourth quarter of 2015. Completions of all eight wells are scheduled to take place in the second quarter of 2016, and production will be brought on-stream as facility capacity becomes available. Efficiencies and cost savings continue to be realized in drilling and completions operations as ARC advances its well and fracture designs in the area. Strong well performance and lower drilling costs at Sunrise strengthens ARC's low-cost, high-value portfolio of Montney assets.

Dawson

The Dawson Montney play is the foundation of ARC's low-cost natural gas business. ARC has a land position of 135 net Montney sections at Dawson. Dawson production averaged 170 MMcf per day of natural gas and 1,100 barrels per day of condensate and liquids during the first quarter of 2016. First quarter 2016 production was two per cent higher than the fourth quarter of 2015, as a result of excellent run-times at ARC's facilities in the area. ARC continued to add to its core acreage in the first quarter of 2016, improving our operating efficiency in the area. The play delivers strong economics and significant cash flow at current low natural gas prices due to excellent capital efficiencies, exceptional well results, and low operating costs.

ARC spent approximately $15 million at Dawson during the first quarter of 2016 on infrastructure spending and to drill two operated natural gas wells and one water disposal well. Engineering and procurement for the Dawson Phase III gas processing and liquids-handling facility continued on-schedule, with awarding of service contracts ongoing. Physical construction of the facility is anticipated to begin in the third quarter of 2016.

The first stage of the Dawson Phase III gas processing and liquids-handling facility is designed for processing capacity of 90 MMcf per day and 7,500 barrels per day of liquids-handling capacity (approximately 50 per cent condensate-handling), and is expected to be on-stream in late 2017. Dawson gas production is expected to ramp up in the fourth quarter of 2017 in conjunction with the start-up of the plant. Liquids production will initially be below design capacity as ARC continues to delineate the Lower Montney and until wells with higher liquids content are drilled.

Attachie

ARC's Attachie property is a highly prospective, Montney oil and liquids-rich natural gas exploration play located in northeast British Columbia. ARC has a land position in the area of 288 net Montney sections. ARC spent approximately $15 million on capital activities at Attachie during the first quarter of 2016, including spending on infrastructure and the drilling of two operated liquids-rich wells at Attachie West, which build on the success of existing ARC pilots in the area. Completions of these wells are expected to take place in the second quarter of 2016. Evaluation of production results will be ongoing throughout the year as ARC continues to delineate its lands in the area.

As ARC continues to assess this large and highly prospective asset through the remainder of 2016 and beyond, learnings from other properties of the Montney will be applied to further optimize completion designs. 3D seismic on the majority of the land is proving instrumental in ARC's continued evaluation and development of long-term plans for the area, assisting with reservoir characterization, fracture design, and identifying future drilling locations.

Ante Creek

ARC has a land position of 390 net sections at Ante Creek, a Montney oil and liquids-rich associated gas play in northern Alberta with significant future development potential. First quarter 2016 Ante Creek production averaged 16,320 boe per day (approximately 45 per cent crude oil and liquids), unchanged from the fourth quarter of 2015. ARC spent approximately $5 million to carry out maintenance and optimization activities in the quarter. Considering the reduced capital investment at Ante Creek, base production in the area has performed well, demonstrating the effectiveness of optimization activities and the strength of the asset base. With the details of Alberta's MRF now having been released, ARC will further evaluate investment in this area.

Pembina

ARC's Pembina Cardium assets continue to provide low-decline, high-quality light oil production and generate competitive operating netbacks. Pembina production averaged approximately 10,040 boe per day (80 per cent light oil and liquids) in the first quarter of 2016, three per cent lower than the fourth quarter of 2015. Lower first quarter production was due to reduced capital activity levels starting in 2015, however strong base production continues to demonstrate low declines. ARC spent approximately $3 million on capital activities at Pembina in the first quarter of 2016, and is continuing to see strong well performance as optimized completions and waterflood management remain a key focus of operations in the area. Disciplined cost management is also resulting in strong positive cash flow. With the details of Alberta's MRF now having been released, ARC will further evaluate investment in this area.

Southeast Saskatchewan

ARC's Southeast Saskatchewan region produces high-quality crude oil. First quarter 2016 production averaged approximately 8,090 boe per day of light oil, down 13 per cent from the fourth quarter of 2015. Lower production was due to reduced activity levels starting in late 2014, as well as the divestment of ARC's Manitoba assets in the fourth quarter of 2015, which had associated production of approximately 1,300 boe per day. In the first quarter of 2016, ARC spent approximately $4 million on maintenance and optimization activities on operated and non-operated properties in the region. Cost management remains a focus in the area and is resulting in competitive operating netbacks.

DIVIDENDS

As a dividend-paying corporation, ARC declares monthly dividends to its shareholders. ARC continually assesses dividend levels in light of commodity prices, capital expenditure programs, and production volumes to ensure that dividends are in-line with ARC's long-term strategy and objectives.

ARC paid dividends totaling $0.20 per share for the first quarter of 2016. The Board of Directors previously confirmed a dividend of $0.05 per share for April 2016, payable on May 16, 2016, and has conditionally declared a monthly dividend of $0.05 per share for May 2016 through July 2016 payable as follows:

Record Date	Ex-dividend Date	Payment Date	Per Share Amount
April 29, 2016	April 27, 2016	May 16, 2016	$0.05 (1)
May 31, 2016	May 27, 2016	June 15, 2016	$0.05 (2)
June 30, 2016	June 28, 2016	July 15, 2016	$0.05 (2)
July 29, 2016	July 27, 2016	August 15, 2016	$0.05 (2)
(1)	Confirmed on April 18, 2016.
(2)	Conditionally declared, subject to confirmation by news release and further resolution by the Board of Directors.

ARC's shareholders may receive dividend payments in the form of cash or may elect to receive dividend payments in the form of common shares through ARC's Stock Dividend Program ("SDP"). Alternatively, shareholders may reinvest cash dividends into additional common shares of ARC through the Dividend Reinvestment Program ("DRIP"). Participation in the SDP or DRIP is optional. Shareholders will continue to receive dividend payments in cash unless they choose to participate in the SDP or DRIP. Shareholders, wherever resident, are encouraged to consult their own tax advisors regarding the tax consequences to them of receiving cash or stock dividends or participating in the DRIP.

During the first quarter of 2016, ARC declared dividends of $69.9 million, of which $11.1 million was issued in the form of common shares under the SDP and $32.6 million was reinvested into ARC shares through the DRIP. The DRIP and SDP are a source of funding for ARC's capital program.

For additional details regarding the SDP and DRIP, including terms, eligibility, and enrollment procedures, please see our website at www.arcresources.com.

The dividends have been designated as eligible dividends under the Income Tax Act (Canada). The declaration of the dividends is conditional upon confirmation by news release and is subject to any further resolution of the Board of Directors. Dividends are subject to change in accordance with ARC's dividend policy depending on a variety of factors and conditions existing from time-to-time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating expenses, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

OUTLOOK

The foundation of ARC's business strategy is risk-managed value creation. High-quality assets, operational excellence, financial strength, and top talent are the key principles underpinning ARC's business strategy. ARC's goal is to create shareholder value in the form of regular dividends and anticipated capital appreciation relating to future profitable growth.

ARC's Board of Directors has approved a $390 million capital program for 2016 that focuses on balance sheet strength and long-term value creation through continued development of ARC's low-cost, high-value northeast British Columbia Montney assets. ARC expects to spend approximately 75 per cent of the 2016 capital budget in northeast British Columbia. The budget will allow ARC to operate facilities at capacity at Dawson, Sunrise and Parkland/Tower, while advancing key strategic projects at Dawson and Attachie. Full-year 2016 annual average production is expected to be in the range of 116,000 to 120,000 boe per day, resulting in modest year-over-year growth.

Ongoing commodity price volatility may affect ARC's funds from operations and profitability on capital programs. As continued volatility is expected, ARC will continue to take steps to mitigate these risks, focus on capital discipline and cost control, and protect its strong financial position. ARC will continue to screen projects for profitability in a disciplined manner and will adjust spending and the pace of development, if required, to ensure balance sheet strength is protected.

ARC's full-year 2016 guidance estimates and a review of 2016 year-to-date actual results are outlined in the following table.

	2016 Guidance	2016 YTD	% Variance from Guidance
Production
Crude oil (bbl/d)	32,000 - 34,000	34,852	3
Condensate (bbl/d)	3,000 - 3,400	3,442	1
Natural gas (MMcf/d)	460 - 470	489.7	4
NGLs (bbl/d)	3,800 - 4,200	4,319	3
Total (boe/d)	116,000 - 120,000	124,224	4
Expenses ($/boe)
Operating	7.40 - 7.80	6.1	(18)
Transportation	2.40 - 2.70	2.2	(8)
G&A expenses before share-based compensation plans	1.55 - 1.65	1.93	17
G&A - share-based compensation plans (1)	0.45 - 0.65	0.88	35
Interest	1.10 - 1.30	1.16	—
Current income tax (per cent of funds from operations) (2)	0 - 5	—	—
Capital expenditures before land purchases and net property acquisitions (dispositions) ($ millions)	390	59.1	N/A
Land purchases and net property dispositions	—	15.1	N/A
($ millions)
Weighted average shares, diluted (millions)	351	349	N/A
(1)	Comprises expenses recognized under the Restricted Share Unit and Performance Share Unit Plan, Share Option Plan and Long-term Restricted Share Award Plan. In periods where substantial share price fluctuation occurs, ARC's G&A expenses are subject to greater volatility.
(2)	The 2016 corporate tax estimate varies depending on the level of commodity prices.

ARC's 2016 guidance is based on full-year 2016 estimates; certain variances between first quarter 2016 actual results and 2016 full-year guidance estimates were due to the cyclical and seasonal nature of operations. ARC expects full-year 2016 actual results to closely approximate guidance as the year progresses. First quarter 2016 production was above the 2016 guided production range as a result of strong performance at ARC's northeast British Columbia Montney properties and uplift from optimization activities conducted throughout the quarter; ARC expects that full-year 2016 production will closely approximate the guided range as production is expected to trend downwards over the course of the year with limited capital activity planned for certain areas of ARC's portfolio. On a per boe basis, ARC's first quarter 2016 operating expenses were below the 2016 guidance range due the addition of new Montney production at lower relative costs to operate, lower power prices throughout the period, and diligent cost control efforts. On a per boe basis, ARC's first quarter 2016 transportation expenses were below the 2016 guidance range as a result of minimal pipeline disruptions in the quarter; ARC expects full-year 2016 actual transportation expenses to closely approximate guidance as the year progresses. ARC's first quarter 2016 G&A expenses were above the 2016 guidance range due primarily to lower capitalized G&A as a result of lower capital expenditures, increased costs associated with ARC's share-based compensation plans due to the increase in ARC's share price and improved total return relative to its peers at March 31, 2016, as well as severance costs associated with reducing the size of ARC's workforce; ARC expects full-year 2016 G&A expenses before share-based compensation to closely approximate guidance as the year progresses. ARC expects to record a current tax recovery due to an estimated tax loss for 2016 related to decreased commodity prices.

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect," "anticipate," "continue," "estimate," "objective," "ongoing," "may," "will," "project," "should," "believe," "plans," "intends," "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: guidance as to the capital expenditure plans of ARC in 2016 and its 2016 production, as well as operating and general and administrative costs, and the impact of the government of Alberta's recently announced Modernized Royalty Framework on ARC's results of operations, under the heading "Financial and Operating Highlights," as to its views on future commodity prices under the heading "Economic Environment," as to its risk management plans for 2016 and beyond under the heading "Risk Management," as to its production, exploration and development plans, and capital expenditures for 2016 and beyond under the heading "Operational Review," as to its plans in relation to future dividend levels under the heading "Dividends," and all matters in respect of 2016 guidance under the heading "Outlook."

The forward-looking information and statements contained in this news release reflect material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third-party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC Resources Ltd. is one of Canada's largest conventional oil and gas companies with an enterprise value(1) of approximately $8.1 billion. ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

(1)	Enterprise value is also referred to as total capitalization. Refer to Note 8 "Capital Management" in ARC's financial statements as at and for the three months ended March 31, 2016 and to the section entitled "Capitalization, Financial Resources and Liquidity" contained within ARC's MD&A.

SOURCE ARC Resources Ltd.

%CIK: 0001029509

For further information: about ARC Resources Ltd., please visit our website, www.arcresources.com, or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600 Fax: (403) 509-6427, Toll Free: 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue SW, Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 17:10e 28-APR-16